Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Six Months Ended June 30, 2017
Income before income taxes	$1,739
Add: Total fixed charges (per below)	1,002
Less: Interest capitalized	(24)

Total earnings before income taxes	$2,717

Fixed charges:
Interest	$512
Portion of rental expense representative of the interest factor	490

Total fixed charges	$1,002

Ratio of earnings to fixed charges	2.7